Exhibit (a)(5)
MGM MIRAGE REPORTS PRELIMINARY FOURTH QUARTER RESULTS
Company Expects to Report a Significant Gain on the Contribution
of CityCenter to a Jointly Owned Venture
Las Vegas, Nevada, February 7, 2008 — MGM MIRAGE (NYSE: MGM) today reported its preliminary expectations of financial results for the fourth quarter of 2007. Except where noted otherwise, the results contained in this release exclude an expected significant gain — approximately $1 billion, before income taxes — on the November 15, 2007 contribution of the CityCenter project to a jointly owned venture between the Company and Dubai World.
Fourth Quarter 2007 Results
Excluding the CityCenter gain, the Company expects fourth quarter diluted earnings per share (EPS) from continuing operations to be in the range of $0.60 to $0.65, compared to $0.68 in the prior year. Including $2.10 to $2.25 of expected EPS from the CityCenter gain, the Company expects to report EPS in the $2.70 to $2.90 range. The Company incurred higher preopening expenses — per share impact of approximately $0.11 in the current quarter versus $0.02 in 2006 — due to the opening of the new MGM Grand Detroit and MGM Grand Macau resorts in the period. Two other significant items affect comparability between periods, but largely offset each other. In the 2007 fourth quarter, the Company recorded significantly higher income from insurance recoveries, including business interruption proceeds, related to Hurricane Katrina. Offsetting this higher insurance income was lower income from residential sales resulting from the completion of The Signature at MGM Grand project during 2007.
The following table lists significant items, other than the CityCenter gain, which affect the comparability of the current year and prior year quarterly results (approximate EPS impact shown, net of tax, per diluted share; negative amounts represent charges to income):

Three months ended December 31,	2007	2006
Preopening and start-up expenses	$(0.11)	$(0.02)
Profits from The Signature at MGM Grand	0.02	0.15
Hurricane Katrina business interruption income (recorded as a reduction of general and administrative expenses)	0.08	—
Property transactions net:
Hurricane Katrina property damage income	0.23	0.19
Other property transactions	(0.01)	(0.02)
MGM MIRAGE Executive Vice President and Chief Financial Officer Dan D’Arrigo commented on the trends noted in the fourth quarter and into the first quarter. “We experienced solid volumes in high-end gaming play led by a 17% increase in our baccarat volume during the fourth quarter, and achieved our 18th consecutive increase in REVPAR (revenue per available room) at our Las Vegas Strip resorts,” said Mr. D’Arrigo. “Overall, composite fourth quarter operating results at our Las Vegas Strip resorts were comparable to the prior year. Our estimated earnings for the month of January 2008 are a few cents per share below those achieved in the month of January 2007, with estimated Las Vegas Strip REVPAR a few percent lower than January 2007.”

Financial Position
During the quarter, the Company received an additional $113 million of insurance recoveries related to Hurricane Katrina, bringing cumulative proceeds through December 31, 2007 to $635 million, and closing out the Company’s claims related to Hurricane Katrina.
The proceeds of $1.2 billion from the sale of common stock in October 2007 to a subsidiary of Dubai World and a $2.47 billion distribution received from the CityCenter joint venture were used to reduce outstanding borrowings under the Company’s senior credit facility. At December 31, 2007, the Company had $3.7 billion available under its senior credit facility.
In the fourth quarter of 2007, the Company repurchased 7.4 million shares of its common stock at a total cost of $652 million, including 1.8 million shares purchased under a new 20 million share repurchase program approved by the Company’s Board of Directors in December 2007.
In January 2008, the Company and Dubai World, through its indirect wholly-owned subsidiary, announced a joint tender offer for up to 15 million shares of Company common stock at a price of $80 per share, with the Company offering to purchase up to 8.5 million of such shares. The tender offer is scheduled to expire on February 14, 2008. The tender offer is made only pursuant to the offer to purchase and related materials that the Company and Dubai World have jointly filed with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule TO. The Company’s stockholders and other investors should read these materials carefully because they will contain important information, including the terms and conditions of the tender offer. The Company’s stockholders and other investors may obtain copies of these materials without charge from the SEC through the SEC’s website at www.sec.gov, or from Mackenzie Partners, Inc., the information agent for the tender offer.
Other Information
Regarding the January 25, 2008 fire at Monte Carlo, the Company notes that it maintains substantial property damage and business interruption insurance coverage, with a property damage deductible of $1 million and a business interruption deductible equivalent to a 24-hour period of lost profit. Mr. D’Arrigo said, “We are unable to determine at this early stage the financial statement impact of the fire. The resort remains closed at this time while work on the damaged roof area continues. Our design and construction teams continue to work with county officials with the goal of re-opening this resort as soon as we can. While this work continues, all Monte Carlo reservations are being honored by the Company and transferred to our other Las Vegas Strip resorts.”
The Company also provided an update on the construction budget for CityCenter. “We are still in the process of finalizing guaranteed maximum price contracts with our general contractor for several elements of the project,” Mr. D’Arrigo said. “Based on the current status of these negotiations, we expect the construction costs of CityCenter to be $300 million to $600 million higher than our previous estimate of $7.8 billion.”

Schedule for Formal Earnings Release and Conference Call
MGM MIRAGE will formally release its full results of operations for the fourth quarter and full year 2007 on February 21, 2008, and will also hold a conference call to discuss its fourth quarter earnings and outlook for the first quarter of 2008 at 11:00 a.m. Eastern Standard Time on February 21, 2008.
The call will be accessible via the Internet through www.mgmmirage.com and www.companyboardroom.com or by calling 1-800-526-8531 for Domestic callers and 1-706-634-6528 for International callers.
A replay of the call will be available until Thursday, February 28, 2008. The replay may be accessed by dialing 1-706-645-9291. The replay access code is 33165515. The call will also be archived at www.mgmmirage.com and at www.companyboardroom.com.
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MGM MIRAGE (NYSE: MGM), one of the world’s leading and most respected development companies with significant holdings in gaming, hospitality and entertainment, owns and operates 17 properties located in Nevada, Mississippi and Michigan, and has 50% investments in four other properties in Nevada, New Jersey, Illinois and Macau. MGM MIRAGE is developing major casino and non-casino resorts, separately and with partners in Las Vegas, Atlantic City, the People’s Republic of China and Abu Dhabi, U.A.E. MGM MIRAGE supports responsible gaming and has implemented the American Gaming Association’s Code of Conduct for Responsible Gaming at its properties. MGM MIRAGE has received numerous awards and recognitions for its industry-leading Diversity Initiative and its community philanthropy programs. For more information about MGM MIRAGE, please visit the company’s website at http://www.mgmmirage.com.
Statements in this release which are not historical facts are “forward looking” statements and “safe harbor statements” under the Private Securities Litigation Reform Act of 1995 that involve risks and/or uncertainties, including risks and/or uncertainties as described in the company’s public filings with the Securities and Exchange Commission.

Contacts:
Investment Community DANIEL J. D’ARRIGO Executive Vice President, Chief Financial Officer (702) 693-8895	News Media ALAN M. FELDMAN Senior Vice President Public Affairs (702) 650-6947